

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

<u>Via Facsimile</u>
Raul Goncalves Pinheiro
President
Auto Home Lock, Inc.
Rua Presidente Lincoln 218
Atibaia
Sao Paulo, Brazil 12945-040

> **Re: Auto Home Lock, Inc.**
> **Registration Statement on Form S-1**
> **Amended September 6, 2011**
> **File No. 333-175792**

Dear Mr. Pinheiro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to your prior comment number 1; however, because you have not entered into any contracts, do not have any employees, do not even have a contract to develop a website, and have not spent money on anything other than organization and filing activities, it is not clear that you have a specific plan or purpose. In determining whether you have a specific plan or specific purpose, we will consider your responses to comments 2, 3 and 4, and your revised disclosures. To support your assertions, please explain to us what steps, if any, you have undertaken to evidence a specific plan or purpose. For instance, please explain whether you have undertaken any efforts to contact third party engineers to determine the costs and feasibility of developing a prototype.

Summary, page 7

2.	We refer to prior comment 2. Please revise to clarify how much funding you will raise before commencing operations and incurring product development related expenses. In this regard, we note your revised disclosure on page 8 that you would not be able to execute your business plan unless you raise $30,000 as well as your disclosure on page 12 which indicates that you might not start operations until $30,000 is raised. Please also revise your disclosure in the fifth paragraph on page 8 to quantify what constitutes "enough funds."

3.	We note your disclosure on page 8 that it would still be possible to implement your business plan with $30,000 in funding "with some compromises." Please revise to identify and explain these compromises.

4.	We note your revised disclosure in response to prior comment 3; however, it is still not clear what products or services you intend to sell. Do you intend to manufacture the keychain remote control you reference on page 26 or any of the wire connections you reference on pages 7 and 27?

Our auditors have issued…, page 12

5.	Please refer to prior comment 14. Please reconcile your statement that your sole officer/director has "expressed that he may loan or advance capital," with disclosure on page 9 that he has committed to advancing funds.

Since our sole officer and director resides…, page 16

6.	Please explain what you mean by "he is not under the USA legislation." Although it may be difficult to obtain *in personam* jurisdiction, your sole officer and director is at a minimum still subject to his obligations as an officer and director of a Nevada corporation and the federal securities laws applicable to officers and directors or US entities. Please revise.

Use of Proceeds, page 18

7.	We refer to prior comments 6, 7 and 22 and your disclosure in the third paragraph on page 17 of your July 26, 2011 filing. Based on the revised table on page 19 it appears that the proceeds from this offering will not be used to pay for the $3,000 year-end audit or $4,500 in audit fees for the ensuing three quarters. Please revise to disclose how you will fund audit fees that you incur over the next twelve months.

8.   Please tell us where you have included funding to pay for the web development expenses referenced on pages 7 and 29.

Exhibit 20

9.   Please explain to us why the subscription agreement requests that investors make payment to Raul Goncalves Pinheiro instead of to the company. Please tell us whether there is a corporate bank account and when it was established.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Brian Cascio for

Amanda Ravitz
Assistant Director

cc (via facsimile): Thomas E. Puzzo, Esq.